
May 19, 2011

Mr. Shanyou Li
Chief Executive Officer
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People's Republic of China

> **Re:** **Ku6 Media Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 0-51116**

Dear Mr. Li:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage
     For

Larry Spirgel
Assistant Director

Cc: James C. Lin, Esq., Davis Polk & Wardwell
      Via facsimile, 852-2533-1768